--------
 FORM 3
--------                                             ---------------------------
UNITED STATES SECURITIES AND EXCHANGE COMMISSION            OMB Approval
             Washington, D.C. 20549                  ---------------------------
                                                     OMB Number:       3235-0104
   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP         Expires: September 30, 1988
                 OF SECURITIES                       Estimated average burden
        Filed pursuant to Section 16(a)              hours per response .....0.5
    of the Securities Exchange Act of 1934,          ---------------------------
      Section 17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------

                                           2. Date of Event
                                              Requiring Statement
1. Name and Address of Reporting Person*      (Month/Day/Year)      4. Issuer name and Ticker or Trading Symbol
----------------------------------------   ----------------------   -------------------------------------------

   Rittereiser,  Fredric        W.         September 13, 1996       The Ashton Technology Group, Inc.; "ASTN"
   (Last)        (First)        (Middle)

   c/o UTTC
   1900 Market Street, Suite 701
                 (Street)

   Philadelphia, PA             19103-0012
   (City)        (State)        (Zip)
------------------------------------------------------------------------------------------------------------------------------------

                                           3. IRS or Social         5. Relationship of Reporting
                                              Security Number of       Person(s) to Issuer              6. If Amendment, Date of
                                              Reporting Person         (Check all applicable)              Original (Month/Day/Year)
                                           ---------------------    ----------------------------        ----------------------------

                                                                    Director             10% Owner
                                                                    --------             ---------
                                                                                             X

                                                                    Officer (give   Other (specify
                                                                    title below)    below)
                                                                    -------------   --------------



                                                                    ------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        7. Individual or Joint/Group
                                                                                                           Filing
                                                                                                           (Check Applicable Line)
                                                                                                        ----------------------------

                                                                                                        Form (filed    Form (filed
                                                                                                        by One         by More than
                                                                                                        Reporting      One Reporting
                                                                                                        Person         Person
                                                                                                        -----------    -------------
                                                                                                             X


                                      Table I -- Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------

                                                                     3. Ownership Form:
                                           2. Amount of Securities      Direct (D)
1. Title of Security                          Beneficially Owned        or Indirect (I)   4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                                 (Instr. 4)                (Instr. 5)           (Instr. 5)
--------------------                       -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (7-96)

        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             5. Ownership
                                                                                                Form of
                                                                             4. Conversion       Derivative      6. Nature of
                                                  3. Title and Amount of        or Exercise      Security:          Indirect
1. Title of Derivative   2. Date Exercisable         Securities Underlying      Price of         Direct (D) or      Beneficial
   Security                 and Expiration Date      Derivative Security        Derivative       Indirect (I)       Ownership
   (Instr. 4)               (Month/Day/Year)         (Instr. 4)                 Security         (Instr. 5)         (Instr. 5)
----------------------   ----------------------   -----------------------    --------------   ----------------   -------------

                            Date       Expira-                  Amount or
                            Exer-      tion                     Number of
                            cisable    Date       Title         Shares
                            -------    -------    -----         ---------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

See Exhibit A for Explanation of Responses (1)-(2).
                                                                                      /s/Fredric W. Rittereiser           11/1/96
                                                                                      -------------------------------     ----------
** International misstatements or omissions of facts constitute Federal Criminal      **Signature of Reporting Person     Date
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1473 (7-96)

                                                                       Exhibit A


     Addendum to FORM 3 for Fredric W. Rittereiser as of September 13, 1996


(1) Fredric W. Rittereiser was part of a group of Reporting Persons (the "Group") that filed a Schedule 13D on September 13, 1996. The aggregate number of shares of common stock of Ashton owned by the members of the Group was 1,601,000 shares, comprising approximately 21.17% of the outstanding shares of Ashton. As of September 13, 1996, Fredric W. Rittereiser did not have a pecuniary interest in any shares of common stock of Ashton. The Reporting Persons disbanded the Group with the filing of Amendment No. 2 to Schedule 13D on October 28, 1996.

(2) Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that Fredric W. Rittereiser is or was the beneficial owner of any share of common stock of Ashton held by other members of the Group, for purposes of Section 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.